EXHIBIT 99.5
News Release
Communiqué de Pressee

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Acquisition of Interests on blocks OPL 279 and 285
in deep offshore Nigeria
Paris, November, 4 : Total announces today that it has signed an agreement with OMEL(1) Energy Nigeria Limited (OENL) and OMEL Exploration and Production Nigeria Limited (OEPNL) to acquire interests of 25.67% in deep offshore license OPL 285 and 14.5% in deep offshore license OPL 279. OENL will remain the operator for block OPL 285 and OEPNL the operator for block OPL 279. The Nigerian company EMO Exploration and Production Limited is also partner on both of the blocks.
The necessary approvals have been obtained from the Nigerian authorities.
Covering an area of around 1,170 square kilometers, OPL 285 is located approximately 80 kilometers offshore, near the Bonga field, in water depths ranging from 400 to 900 metres.
OPL 279 is located some 100 kilometres offshore, near the Ehra and Bosi fields, in water depths ranging from 800 to 1,800 meters. The license covers an area of around 1,125 square kilometres.
For each block, the first exploration period, which ends in 2012, encompasses the committments of acquisition and processing of 500 square kilometres of 3D seismic and the drilling of one exploration well. In the second five year exploration period, which is optional, the work commitments will cover the acquisition of a further 500 square kilometres of 3D seismic and the drilling of two exploration and/or appraisal wells.
Total E&P Nigeria
Total has been operating in Nigeria for more than 50 years. Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa, with, in particular the deep offshore Akpo field in OML 130, which it operates. Akpo is scheduled to come on stream early 2009. Development studies are under way for the Egina discovery, also located in OML 130. Additionally the development of the offshore Usan field was launched early 2008 and should come on stream in 2011.
Total’s offshore operated production in Nigeria currently comes from the OML 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Amenam-Kpono, Ofon and Odudu area fields.

(1)	OMEL : ONGC Videsh 49,98%, Mittal Investments 48,02%, SBI Caps 2%

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Group’s onshore production comes from the OML 58 block, also operated by Total as part of a joint venture with NNPC. The main fields here are Obagi, for oil, and Ibewa, for gas. The recent OML 58 Upgrade project is designed to increase gas, oil and condensate production capacity.
In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC JV (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also holds a 15% interest in NLNG, where annual LNG production capacity has risen to 21.9 million metric tons since Train 6 was brought on stream end 2007.
Total is committed to promoting local content in its activities, following the example of the Usan and OML 58 projects, where respectively 60% and 90% of the man hours planned will be performed in Nigeria. The Group continues to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees come and where the majority of the Group’s operations in the country are located.
Total is one of the largest oil majors in Africa and produces oil or gas in Algeria, Libya, Nigeria, Angola, the Republic of Congo, Gabon and Cameroon.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com